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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

CITIZENS BANCORP
(Name of Issuer)
COMMON STOCK. No Par Value
(Title of Class of Securities)
172950107
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	172950107	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS: GENE N. THOMPSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	US CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		131,504.533

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		295,759.775*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		131,504.533

WITH:	8	SHARED DISPOSITIVE POWER:

		295,759.775*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	427,264.308 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.15%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Includes 285,745.135 shares owned by a corporation of which Mr. Thompson, his spouse and other reporting family members are directors, and/or executive and shareholders, and 5,562 shares held in a family foundation in which Gene Thompson and Eric Thompson serve as directors. The shares owned by the corporation are also considered “beneficially” held by Eric Thompson, Gina L. Morrow and Courtenay Thompson, and the shares owned by the family foundation are also considered beneficially held by Eric Thompson.

CUSIP No.	172950107	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS: ERIC C. THOMPSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	US CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		222,464.330

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		299,398.539*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		222,464.330

WITH:	8	SHARED DISPOSITIVE POWER:

		299,398.539*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	521,862.869 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Includes 285,745.135 shares owned by a corporation of which Mr. Thompson, his spouse and other reporting family members are directors, and/or executive and shareholders, and 5,562 shares held in a family foundation in which Eric Thompson and Gene Thompson serve as directors. The shares owned by the corporation are also considered “beneficially” held by Gene Thompson, Gina L. Morrow and Courtenay Thompson, and the shares owned by the family foundation are also considered beneficially held by Gene Thompson.

CUSIP No.	172950107	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS: GINA L. MORROW

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	US CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		173,523.422

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		285,745.135 *

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		173,523.422

WITH:	8	SHARED DISPOSITIVE POWER:

		285,745.135 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	459,268.557 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Includes 285,745.135 shares owned by a corporation of which Ms. Morrow and other reporting family members are directors, and/or executive and shareholders. The shares owned by the corporation are also considered “beneficially” held by Gene Thompson, Eric Thompson and Courtenay Thompson.

CUSIP No.	172950107	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS: COURTENAY THOMPSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	US CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		155,636.918

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		287,615.135 *

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		155,636.918

WITH:	8	SHARED DISPOSITIVE POWER:

		287,615.135 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	443,252.053 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.49%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Includes 285,745.135 shares owned by a corporation of which Ms. Thompson and other reporting family members are directors, and/or executive and shareholders. The shares owned by the corporation are also considered “beneficially” held by Gene Thompson, Eric Thompson and Gina Morrow.

CUSIP No. 172950107	13G	Page 6 of 9 Pages

Item 1(a):	NAME OF ISSUER
CITIZENS BANCORP

Item 1(b):	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
275 Southwest Third Street
Corvallis, Oregon 97333

Item 2(a):	NAME OF PERSON FILING
Gene N. Thompson
Eric C. Thompson
Gina L. Morrow
Courtenay Thompson

Item 2(b):	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
275 Southwest Third Street
Corvallis, Oregon 97333

Item 2(c):	CITIZENSHIP
US Citizens

Item 2(d):	TITLE OF CLASS OF SECURITIES
Common Stock

Item 2(e):	CUSIP NUMBER

Item 3:	If this statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 172950107	13G	Page 7 of 9 Pages

Item 4:	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Gene N. Thompson
(a)	Amount Beneficially Owned: 427,264.308 *

(b)	Percent of Class: 9.15% *

(c)	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote: 131,504.533

(ii)	Shared power to vote or direct the vote: 295,759.775 *

(iii)	Sole power to dispose or to direct the disposition of: 131,504.533

(iv)	Shared power to dispose or to direct the disposition of: 295,759.775 *
Eric C. Thompson
(a)	Amount Beneficially Owned: 521,862.869 *

(b)	Percent of Class: 11.17% *

(c)	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote: 222,464.330

(ii)	Shared power to vote or direct the vote: 299,398.539 *

(iii)	Sole power to dispose or to direct the disposition of: 222,464.330

(iv)	Shared power to dispose or to direct the disposition of: 299,398.539 *
Gina L. Morrow
(a)	Amount Beneficially Owned: 459,268.557 *

(b)	Percent of Class: 9.83% *

(c)	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote: 173,523.422

(ii)	Shared power to vote or direct the vote: 285,745.135 *

(iii)	Sole power to dispose or to direct the disposition of: 173,523.422

(iv)	Shared power to dispose or to direct the disposition of: 285,745.135 *
Courtenay Thompson
(a)	Amount Beneficially Owned: 443,252.053 *

(b)	Percent of Class: 9.49% *

(c)	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote: 155,636.918

(ii)	Shared power to vote or direct the vote: 287,615.135 *

(iii)	Sole power to dispose or to direct the disposition of: 155,636.918

(iv)	Shared power to dispose or to direct the disposition of: 287,615.135 *

CUSIP No. 172950107	13G	Page 8 of 9 Pages
     * Includes 285,745.135 shares owned by a corporation of which Gene and Eric Thompson, their respective spouses, and other reporting family members are directors, and/or executive and shareholders, and 5,562 shares held in a family foundation in which Eric Thompson and Gene Thompson serve as directors. The shares owned by the corporation are considered “beneficially” held by Gene Thompson, Eric Thompson, Gina L. Morrow and Courtenay Thompson, and the shares owned by the family foundation are considered beneficially held by Gene Thompson and Eric Thompson.

Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
NOT APPLICABLE

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.
NOT APPLICABLE

Item 9:	NOTICE OF DISSOLUTION OF GROUP
Notice dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
NOT APPLICABLE

Item 10:	CERTIFICATION
The Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-1(c), accordingly, no certifications are made.

CUSIP No. 172950107	13G	Page 9 of 9 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                         February 9, 2006
          Date

/s/ Gene N. Thompson
Gene N. Thompson

/s/ Eric C. Thompson
Eric C. Thompson

/s/ Gina L. Morrow
Gina L. Morrow

/s/ Courtenay Thompson
Courtenay Thompson